Mail Stop 3561

January 17, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Hanlin Chen, Chief Executive Officer
China Automotive Systems, Inc.
No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City Hubei Province, China 434000

>   **Re: China Automotive Systems, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 31, 2006**
>   **Form 10-Q for the quarter ended June 30, 2006**
>   **Filed August 10, 2006**
>   **Form 10-Q for the quarter ended September 30, 2006**
>   **Filed November 13, 2006**
>   **File No. 000-33123**

Dear Mr. Chen:

We have reviewed your response letter dated September 29, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23
2005 Versus 2004, page 31
Selling Expenses, page 33

1.   We note your response to our prior comment 2, however, it is unclear to us as to
        why you believe these expenses are marketing expenses given the expenses relate
        to service charges for repair, replacement and refund paid by you to the
        automobile manufacturers. Further, we do not understand how you arrive at your
        conclusion that because the service charges were charged by automobile
        manufacturers on behalf of the automobile maintenance and repair companies, the
        expenses should be fixed marketing service expenditures. Please advise and also
        describe for us in further detail, the nature of the consumer rights protection
        policies "recall" issued by the Chinese government, including the recalling of
        flawed vehicles policy as discussed on page 34 of your Form 10-K. We may have
        further comment upon receipt of your response.

General and Administrative Expenses, page 34

2.   We note your response to our prior comment number 3. With respect to (b) and
        (c), please elaborate for us why the consumer rights protection policies of "recall"
        led to an increase in warranty reserves. Also, you indicate in (3) that the increase
        was also due to the actual maintenance service expenses of products sold in 2002
        – 2004, including claims expenses, material expenses, services expenses and
        transportation expenses arising from replacement. In this regard, please tell us
        whether such increases were effectively the result of warranty reserves being
        understated in prior periods and if not, then please explain why. If warranty
        reserves were understated in prior periods, tell us whether the amounts were
        considered material and if so, why was it not accounted for as an error in
        accordance in with FAS 154 or APB 20. If you concluded amounts were not
        material, then provide us with your analysis which supports your conclusions and
        disclose so in future filings. We may have further comment upon receipt of your
        response.

Notes to Consolidated Financial Statements, page 75
Note 2 - Basis of Presentation, page 77
Warranties, page 82

3.   Please expand on the statement in your response to our prior comment 11 as to
        your previous accounting for warranty expenses with respect to "3-R Guarantees"

in the penultimate paragraph. Clarify if recording the charges as current period expenses meant that you did not accrue for such expense and if so, tell us why. We may have further comment upon receipt of your response.

Note 15. Additional paid-in capital, page 96

4.   We refer to part (c) of your response to our prior comment 14. Please provide us with an update concerning any payments made on the mortgage since the sale of the buildings to WuHan. Include in your response the security interest you have in the buildings if WuHan fails to pay. Please clarify your disclosures in future filings to indicate that this transaction was a sale rather than a disposal and the statement WuHan "will repay principal and interest at conventional bank rate as of December 31, 2006." Tell us if this represents the date payments will begin or the date the mortgage will be paid off entirely.

Note 16. Non Operating Income, page 96

5.   We note your response to our prior comment 15 and it is still unclear to us why the amounts written off relate to other income rather than income from operations. Given that the amounts payable related to trial products in the normal course of business, please clarify for us as to why you believe such amounts were non-operating income. Please revise your financial statements in future filings to reflect the income from this write-off in your income from operations.

6.   Please further clarify your response concerning interest subsidies from prior comment 17. Explain how the interest subsidy is received in connection with the expansion of production facilities, including when the company pays for this expansion, and clarify for us what it means to be "checked and accepted into use." Provide further details as to why you believe it is appropriate to recognize these amounts as interest.

7.   We reissue our prior comment 18, as the original comment requested that your response address the nature of the non-operating income generated from selling materials. Please explain why your previous classifications as non-operating income was not considered an error. Further, it appears that you are presenting the income generated from selling materials on a gross basis when it appears that historically you have presented on a net basis with non-operating income. Please explain why you believe gross presentation is appropriate. Your response should address the criteria outlined in EITF 99-19. We may have further comment upon receipt of your response.

Note 22. Related Party Transaction, page 102

8. Please refer to your response to our prior comment 19 and clarify the following:

    - From part (a) of your response, tell us what expenses you have recorded in your financial statements for the technical support and equipment amounts advanced by you that Sino-American has not paid due to termination of the agreement. Provide us with the amounts that were unpaid and any losses recorded as a result.
    - The first sentence in part (b) of your response states that there were no advanced payments to Sino-American as of December 31, 2005 and 2004; however, the second sentence provides the detailed amounts of the advance payment balances at these dates. Please clarify.
    - As per our original comment, please tell us why you have balances of $2.1 and $3.9 million on your balance sheet as of December 31, 2005 and 2004 given that the agreement was terminated in April 2004. Include in your response what amounts you expect to recover and how you will account for amounts not repaid by Sino-American from the advances.

Form 10-Q for the quarter ended June 30, 2006
Liquidity and Capital Resources, page 47

9. Please clarify for us the statement "We will obtain fewer loans with reduction of $1,530,000 if we cannot afford enough mortgages ($4,780,000*32% mortgage rates)." Tell us what the 32% and $1,530,000 represent.

Form 10-Q for the quarter ended September 30, 2006
Notes to Condensed Consolidated Financial Statements
Note 1. Organization and Basis of Presentation, page 11

10. Reference is made to product warranties footnote on page 15. We note that according to your warranty reserve rollforward, you recorded $433,359 in the current year relating to "Previous record for warranty, including estimation change." In this regard, please explain to us in detail the nature of such additional amounts and whether they relate to amounts that should have been accrued in prior periods. If so, please explain to us whether such amounts are considered material to any of the periods effected and why they were not treated as a correction of an error in accordance with the guidance prescribed in SFAS No. 154. If the amounts were not considered material to any of the periods affected, please explain why and provide us with the analysis which supports your conclusion.

Note 15. Reclassifications, page 22

11.   We note that you have made numerous reclassification adjustments to the
        amounts previously reported for the three and nine months ended September 30,
        2005. Please explain to us why you do not believe these reclassification
        adjustments should be treated as corrections of errors in accordance with SFAS
        No. 154. Specifically, your adjustments to operating and investing cash flows
        appear material essentially representing a change of 39% and 104%, respectively,
        from previous reported amounts. Please advise or alternatively, you may amend
        your filing to reflect such reclassification adjustments within your financial
        statements as corrections of an errors in accordance with the guidance prescribed
        in SFAS No. 154. We may have further comment upon receipt of your response.

Item 3. Quantitative and Qualitative Disclosures About Market Risk, page 42

12.   Reference is made to the last paragraph of page 42. You disclose that the
        Company has approximately $33,000,000 million of accounts receivable as of
        September 30, 2006. Further, we also note your disclosure on page 43 indicates
        that other receivables due from related parties were $5,722,836 as of September
        30, 2006. However, it appears neither amounts agree to the balances presented on
        the face of your consolidated balance sheets as of September 30, 2006. Please
        explain the discrepancy and reconcile the difference for us.

Item 4. Controls and Procedures, page 43

13.   In light of the numerous reclassification adjustments and changes that resulted
        from the comment process (e.g. income statements presentation of selling material
        income, warranty reserves, etc) and that no changes were made to your internal
        controls over financial reporting, please explain to us how you evaluated and were
        able to conclude that the design and operation of your disclosure controls and
        procedures were effective to provide reasonable assurance that information the
        Company is required to disclosed in its reports is recorded, processed summarized
        and reported within the time periods specified by the SEC and that such
        information is accumulated and communicated to management, including its
        principal executive and financial officers, as appropriate, to allow timely
        decisions regarding required disclosure.

                                        ****

Mr. Hanlin Chen, CEO
China Automotive Systems, Inc.
January 17, 2007
Page 6

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief